OMB APPROVAL
OMB Number: 3235-0362
Expires: January 31, 2005
Estimated average burden hours per response...1.0

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	FROST, PHILLIP (Last) (First) (Middle)		IVAX DIAGNOSTICS, INC. (IVD)

	4400 Biscayne Boulevard	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			December 31, 2002
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Miami, FL 33137 (City) (State) (Zip)		☒	Director	☐	10% Owner		☐ Form filed by One Reporting Person
			☐	Officer (give title below)				☒ Form filed by More than One Reporting Person
			☐	Other (specify below)

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock, $.10 par value per share												37,354		I		Frost Gamma Inv. Trust (1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Employee Stock Option (Right to Buy)		$2.00		07/12/02				A		5,000

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	Immed.	07/11/09		Common Stock	5,000		N/A		5,000		D

Explanation of Responses:

(1) On 11/29/2002 Frost Gamma L.P. transferred 37,354 shares to Frost Gamma Investments Trust, of which the reporting person is the trustee and Frost Gamma L.P. is the sole and exclusive Beneficiary. The reporting person is the sole limited partner of Frost Gamma, L.P. The general partner of Frost Gamma, L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. The reporting person is also the sole shareholder of Frost-Nevada Corporation.

/s/ Phillip Frost M.D.	February 14, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

JOINT FILER INFORMATION

NAME: ADDRESS:	Frost Gamma Investments Trust 4400 Biscayne Blvd Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer and Ticker Symbol:	IVAX DIAGNOSTICS, INC.

Date of Event Requiring Statement:	December 31,2002

FROST GAMMA INVESTMENTS TRUST

by: /s/ Phillip Frost, M.D.

Phillip Frost, M.D., Trustee